January 4, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Cromwell Tran Sustainable Focus Fund (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 13 (4) of Form N-CSR of Cromwell Tran Sustainable Focus Fund dated January 4, 2023. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

Attachment

Attachment:

Change in the Registrant’s independent public accountant. As a result of the reorganization of Predecessor Fund into the Trust on August 8, 2022, PricewaterhouseCoopers LLP was dismissed as the independent registered public accounting firm for the Predecessor Fund, a series of FundVantage Trust. The Board, upon the recommendation of the Trust’s audit committee, selected BBD LLP as independent registered public accounting firm for the Cromwell Tran Sustainable Focus Fund, a series within the Trust.

The audited reports by PricewaterhouseCoopers LLP on the financial statements of the Predecessor Fund as of and for the fiscal years ended April 30, 2022 and 2021, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the last two fiscal years ended April 30, 2022, and April 30, 2021, and the subsequent interim period through August 8, 2022, there were no (1) disagreements with PricewaterhouseCoopers LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreements, or (2) reportable events (as defined in Regulation S-K 304(a)(1)(v)).

The Trust provided PricewaterhouseCoopers LLP with a copy of the disclosure it is making herein in response to Item 304(a) of Regulation S-K and requested that PricewaterhouseCoopers LLP furnish to the Trust a copy of their letter addressed to the Securities and Exchange Commission (the “SEC”) pursuant to Item 304(a)(3) of Regulation S-K, stating whether PricewaterhouseCoopers LLP agrees with the statements made by the Trust in this N-CSR filing. A copy of PricewaterhouseCoopers LLP’s letter to the SEC dated January 4, 2023 is attached as Exhibit 13.1a.

During the last two fiscal years ended April 30, 2022 and April 30, 2021, and the subsequent interim period through August 8, 2022, (i) the Predecessor Fund did not (a) consult with BBD, LLP as to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements or (b) receive a written report or oral advice that BBD, LLP concluded was an important factor considered in reaching a decision as to such accounting, auditing, or financial reporting issue; and (ii) the Predecessor Fund did not consult BBD, LLP on any matter that was either the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304 (a)(1)(v) of Regulation S-K).